SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of
February 2004
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: Form 40-F:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes:
No:

Shareholders are advised that it is anticipated that earnings for the financial year ending 31 March 2004 will be substantially higher, albeit it off a low base, than those of last year ("substantially" being an increase of greater than 30% as defined in the JSE Listings Requirements). As some of our businesses are mature or approaching maturity, the board cautions that earnings growth may be slower in subsequent periods.
As the forecast has not been reviewed or reported on by Naspers' auditors, shareholders are advised to exercise caution when dealing in Naspers shares until the release of the preliminary announcement of results for the financial year ending 31 March 2004, which are expected to be published on or about 30 June 2004.
Cape Town
20 February 2004
Naspers Limited
(Incorporated in the Republic of South Africa)
(Registration number 1925/001431/06)
Share code: NPN ISIN: ZAE000015889
("Naspers")
TRADING STATEMENT
AND CAUTIONARY ANNOUNCEMENT
Sponsor
I n v e s t e c B a n k L i m i t e d
( R e g i s t r a t i o n n u m b e r 1 9 6 9 / 0 0 4 7 6 3 / 0 6 )

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Naspers Limited

Date:
February 24
,
2004 by
By:    /s/ Stephan J. Z. Pacak

Name: Stephan J. Z. Pacak
Title: Director